FORM 11-K


(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1996.
                          -----------------

                                       OR


[    ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                        to
                               ----------------------    -----------------------

Commission file number 0-20793
                       -------

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              SMITHWAY MOTOR XPRESS, INC. 401(K) RETIREMENT SAVINGS
                               AND INVESTMENT PLAN

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Smithway Motor Xpress Corp.
                                2031 Quail Avenue
                             Fort Dodge, Iowa 50501

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

                       Financial Statements and Schedules

                           December 31, 1996 and 1995

                   (With Independent Auditors' Report Thereon)

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

                                      Index



                                                                          Page
                                                                          ----

Independent Auditors' Report                                                1
Statements of Net Assets Available for Plan Benefits                        2
Statements of Changes in Net Assets Available for Plan Benefits             2
Notes to Financial Statements                                             3 - 6

                                                           Schedule
                                                           --------

Item 27a - Schedule of Assets Held for Investment Purposes    1             7
Item 27a - Schedule of Assets Held for Investment Purposes
           Which Were Both Acquired and Disposed of Within
           the Plan Year                                      2             8
Item 27b - Schedule of Loans or Fixed Income Obligations      3             8
Item 27c - Schedule of Leases in Default or Classified as
           Uncollectible                                      4             8
Item 27d - Schedule of Reportable Transactions                5             9
Item 27e - Schedule of Nonexempt Transactions                 6             9

                          INDEPENDENT AUDITORS' REPORT


The Plan Trustees
Smithway Motor Xpress, Inc. 401(k) Retirement Savings and Investment Plan:

We have audited the statements of net assets available for plan benefits of Smithway Motor Xpress, Inc. 401(k) Retirement Savings and Investment Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Smithway Motor Xpress, Inc. 401(k) Retirement Savings and Investment Plan as of December 31, 1996 and 1995, and the changes in its net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements as of and for the years ended December 31, 1996 and 1995, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules 1 through 6 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes that accompanies the Plan's financial statements does not disclose the historical cost of certain Plan assets held by the investment managers. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


KPMG Peat Marwick LLP

Des Moines, Iowa
May 30, 1997

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1996 and 1995
                                                            1996           1995
                                                            ----           ----
Assets:
     Cash                                                $    2,295        1,178
                                                         ==========   ==========
     Investments (note 2):
         Fixed income account                                  --        118,335
         Investment in registered investment companies    1,837,583    1,214,954
         Loans to participants                               86,478       40,874
                                                         ==========   ==========
                                                          1,924,061    1,374,163
                                                         ==========   ==========
     Contributions receivable - employees                    32,239       33,056
     Contributions receivable - employer                       --         50,000
                                                         ==========   ==========
             Total assets                                 1,958,595    1,458,397
Liabilities                                                    --          3,012
                                                         ==========   ==========
             Net assets available for benefits           $1,958,595    1,455,385
                                                         ==========   ==========



         Statements of Changes in Net Assets Available for Plan Benefits
                     Years ended December 31, 1996 and 1995

                                                            1996           1995
                                                            ----           ----
Additions to net assets attributed to:
     Employer contributions                              $     --         64,060
     Employee contributions and rollovers (note 3)          470,762      590,247
     Net investment income (note 2):
         Fixed income account                                 1,530        7,101
         Pooled separate accounts                           125,880      173,096
         Loans to participants                                5,387        1,369
         Other income                                         4,132         --
                                                         ==========   ==========
             Total additions                                607,691      835,873
                                                         ==========   ==========
Deductions from net assets attributed to:
     Benefits paid to participants (note 5)                  86,454       53,528
     Administrative fees                                     16,976        5,686
     Other deductions                                         1,051        1,843
                                                         ==========   ==========
             Total deductions                               104,481       61,057
                                                         ==========   ==========
             Net increase in net assets available for
              benefits                                      503,210      774,816
Net assets available for benefits:
     Beginning of year                                    1,455,385      680,569
                                                         ==========   ==========
     End of year                                         $1,958,595    1,455,385
                                                         ==========   ==========

See accompanying notes to financial statements.

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 1996 and 1995


(1)      Summary of Significant Accounting Policies
         ------------------------------------------

         Plan Information and Basis of Presentation
         ------------------------------------------

         The accompanying financial statements of Smithway Motor Xpress, Inc. 401(k) Retirement Savings and Investment Plan (the Plan) have been prepared on the accrual basis of accounting and are subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is sponsored by Smithway Motor Xpress Corp. (the Company) and has two entry dates per year. Full-time employees are eligible for participation in the Plan on the next entry date after completing one year of service. Participants should refer to the Plan agreement for more complete information.

         Effective January 17, 1995, the Company was incorporated as a Nevada corporation to acquire the stock of Smithway Motor Xpress, Inc. and certain other affiliates. Accordingly, the stock of Smithway Motor Xpress, Inc. was exchanged for stock of the Company.

         Investments
         -----------

         Investments   in   the  fixed  income  account,  registered  investment
              companies, and pooled separate accounts are reported at fair value, as determined by using available market information. Loans to participants are valued at their unpaid principal balance, representing estimated fair value.

         Net  investment  income  includes  investment  income,  realized  gains
              (losses),   and   unrealized   appreciation    (depreciation)   on
              investments held.

         Administrative Fees
         -------------------

         Certain administrative fees are paid by the Company.

         Income Taxes
         ------------

         The Internal Revenue Service has issued a determination letter that the Plan is qualified, and the trust established under the Plan is tax-exempt, under Sections 401(a) and 501(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. An updated determination letter has not been requested; however, Alliance Benefit Group (the Plan Adminis-trator) and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 1996 and 1995. Future qualification of the Plan will depend on continuing operation in compliance with the Internal Revenue Code.

         Use of Estimates
         ----------------

         The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

                        SMITHWAY MOTOR XPRESS INC. 401(k)

                     RETIREMENT SAVINGS AND INVESTMENT PLAN



                    Notes to Financial Statements, Continued





(2)      Group Contract Managed by the Investment Managers
         -------------------------------------------------

         The Plan Administrator contracted with the Nationwide Life Insurance Company (Nationwide) and Fidelity Investment Advisory Group
              (Fidelity) to provide the investment services required by the Plan. Under the terms of the group contracts between the Plan and Nationwide and Fidelity, funds received by Nationwide and Fidelity were maintained in fixed income accounts, pooled separate accounts, or registered investment companies. At December 31, 1996, the Plan had transferred all of its investments to Fidelity.

         The changes in net assets available for benefits by investment fund for the years ended December 31, 1996 and 1995, were as follows:




                                         Nationwide Life Insurance Company
                                 -----------------------------------------------
                                             Bond             Twentieth Fidelity
                                   Fixed    Fund of  Fidelity  Century  Asset
                                   Income   America  Magellan  Ultra    Manager
                                 ---------  -------- --------- -------- --------

Balance at December 31, 1994     $ 131,520   107,663   355,583   15,537   3,296
Contributions and other
  additions                          5,243     7,084    25,024    2,181     450
Net investment income                7,101     3,654    32,621      486      33
Benefit payments and withdrawals   (14,312)   (1,269)     --       --    (1,217)
New loans and other transfers      (12,078)     (141)      120    1,663     --
Loan payments                          861       337       580     --        55
Administrative fees                   --        --        --       --       --
Transfer to Fidelity funds            --    (117,328) (413,928) (19,867) (2,617)
                                 ---------  --------  --------  -------  ------

Balance at December 31, 1995       118,335     --         --       --       --
Contributions and other additions     --       --         --       --       --
Net investment income                1,530     --         --       --       --
Benefit payments and withdrawals      --       --         --       --       --
New loans and other transfers     (116,879)    --         --       --       --
Loan payments                         --       --         --       --       --
Administrative fees                 (2,986)    --         --       --       --
Other                                 --       --         --       --       --
                                 ---------  --------  --------  -------  ------
Balance at December 31, 1996          --       --         --       --       --
                                 =========  ========  ========  =======  ======


                 Fidelity Investment Advisory Group
---------------------------------------------------------------------

Fidelity              Capital                             Strong        Loans
  Asset   Fidelity  Preservation     PBHG      Putnam    Government        to
 Manager  Magellan     Fund         Growth      Vista    Securities   participants   Other      Total
--------  --------  -------------  ---------  -------- ------------- ------------  --------- -----------
    --       --         --             --        --        --            15,838      51,132    680,569
  18,870   354,655     67,668        48,975      --      93,401            --        30,756    654,307
     813   100,483      1,387        20,958      --      12,583              77        (667)   179,529
    --     (26,021)    (2,124)         (642)     --      (6,955          (2,164)          1    (54,703)
     (56)  (10,841)    (5,034)       11,396      --     (21,580)         36,551        --        --
     269     3,662      2,968            55      --       2,010          (9,428)       --        1,369
     (42)   (4,032)      (281)         (357)     --        (974)           --          --       (5,686)
   2,617   413,928      --           19,867      --     117,328            --          --        --
--------  --------- ---------      --------   -------  --------      ----------    --------  ---------
  22,471    831,834    64,584       100,252      --     195,813          40,874      81,222  1,455,385
  14,894    213,921    73,533       126,676    14,677    56,430            --       (29,369)   470,762
   5,553     96,396     8,976         8,440      (113)    6,628            --          --      127,410
    --      (51,607)  (25,727)       (3,579)     --      (3,782)         (2,730)        (80)   (87,505)
  17,838   (221,431)   82,646       150,802    78,067   (36,541)         75,243     (29,745)     --
     375     11,138     7,098         1,312       217     6,769         (26,909)      5,387      5,387
    (367)   (10,202)   (1,510)       (2,369)     --      (2,529)           --         2,987    (16,976)
    --          --        --           --        --        --              --         4,132      4,132
--------  --------- ---------      --------   -------  --------      ----------    --------  ---------
  60,764    870,049   209,600       381,534    92,848   222,788          86,478      34,534  1,958,595
========  ========= =========      ========   =======  ========      ==========    ========  =========

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

                    Notes to Financial Statements, Continued


(3)    Contributions
       -------------

       Under the terms of the Plan agreement, the Company may, at its discretion, make annual contributions to the Plan, which shall be allocated to eligible participants based on a percentage of the total deferred compensation contributed during the Plan year.

       Employees may make voluntary contributions to the Plan up to 15 percent of their compensation, subject to certain limitations as specified in the Plan agreement.

(4)    Participant Accounts
       --------------------

       Each participant's   account   is   credited   with   the   participant's
           contribution, the employer's contribution, and an allocation of Plan earnings. Plan earnings are allocated based upon participant account balances. Each participant will be permitted to direct the Plan Administrator to invest their individual accounts into various approved investments permitted under the Plan.

       Participants are immediately vested in their voluntary contributions and the earnings thereon. Vesting in the remainder of their accounts is based on years of service in which the participant has completed at least 1,000 hours of service. A participant is 100 percent vested after six years of service.

(5)    Benefits
       --------

       Under  the   terms  of  the  Plan   agreement,   participants   or  their
           beneficiaries are eligible for benefits upon retirement, death, or disability. Benefits shall be distributed through one of several options selected by the participants, as defined in the Plan agreement.

(6)    Other Liabilities
       -----------------

       Other liabilities include refunds payable for excess contributions received by the Plan which are reimbursable to the participants.

(7)    Plan Termination
       ----------------

       Although the Company has not expressed any intent to terminate its participation in the Plan, it may do so at any time, subject to the provisions set forth in ERISA. Should the Plan be terminated at some future time, all participants become 100 percent vested in benefits earned as of the termination date.

(8)    Subsequent Event
       ----------------

       Effective January 1, 1997, the Company's stock ownership plan and trust was merged with the Plan.

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

                           December 31, 1996 and 1995

                                                                      Schedule 1
                                                                      ----------


           Item 27a - Schedule of Assets Held for Investment Purposes



                                      1996
                                      ----
                                                                      Fair
         Description                                Cost              value
         -----------                                ----              -----
Fidelity Asset Manager                                  *           $   60,764
Fidelity Magellan                                       *              870,049
Capital Preservation Fund                               *              209,600
PBHG Growth                                             *              381,534
Putnam Vista                                            *               92,848
Strong Government Securities                            *              222,788
                                                                    ----------
                                                                     1,837,583
Loans to participants                           $     86,478            86,478
                                                ============        ----------
                                                                    $1,924,061
                                                                    ==========


                                      1995
                                      ----

                                                                      Fair
         Description                                Cost              value
         -----------                                ----              -----
Fixed Income                                            *           $  118,335
Fidelity Asset Manager                                  *               22,471
Fidelity Magellan                                       *              831,834
Capital Preservation Fund                               *               64,584
PBHG Growth                                             *              100,252
Strong Government Securities                            *              195,813
                                                                    ----------
                                                                     1,333,289
Loans to participants                           $     40,874            40,874
                                                ============        ----------
                                                                    $1,374,163
                                                                    ==========


*Nationwide and Fidelity maintain the investments at fair value and the cost is not available.


See accompanying independent auditors' report.

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

                     Years ended December 31, 1996 and 1995


                                                                      Schedule 2
                                                                      ----------


           Item 27a - Schedule of Assets Held for Investment Purposes Which Were Both Acquired and Disposed of Within the Plan Year
          -------------------------------------------------------------

                                   1996 - NONE
                                   1995 - NONE

                                                                      Schedule 3
                                                                      ----------


            Item 27b - Schedule of Loans or Fixed Income Obligations
            --------------------------------------------------------

                                   1996 - NONE
                                   1995 - NONE

                                                                      Schedule 4
                                                                      ----------

     Item 27c - Schedule of Leases in Default or Classified as Uncollectible
     -----------------------------------------------------------------------

                                   1996 - NONE
                                   1995 - NONE

See accompanying independent auditors' report.

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

                     Years ended December 31, 1996 and 1995

                                                                      Schedule 5
                                                                      ----------

                 Item 27d - Schedule of Reportable Transactions
                 ----------------------------------------------

                                      1996
                                      ----
                                             Purchase     Proceeds     Gain (loss)     Number    Number
                                             price of       from           on            of        of
                Description                 additions   dispositions  dispositions   purchases    sales
                -----------                 ---------   ------------  ------------   ---------   -------
Nationwide Life Insurance -
       Fixed Income                        $     -         119,865         1,530         -           1
Fidelity Investment Advisory Group:
       Fidelity Magellan                        390,626    305,669       (30,888)        25         53
       Capital Preservation Fund                216,461       -             -            29          -
       PBHG Growth                              324,919       -             -            43          -
       Putnam Vista                              97,564       -             -            13          -
       Strong Government Securities              84,557       -             -            27          -
                                           ============ ============= =============  =========   =======


                                      1995
                                      ----

                                             Purchase     Proceeds     Gain (loss)     Number    Number
                                             price of       from           on            of        of
                Description                 additions   dispositions  dispositions   purchases    sales
                                            ---------   ------------- -------------  ---------   -------
Nationwide Life Insurance -
       Fixed Income                        $     -          24,868          -            -          20
       Bond Fund of America                      -         115,391          -            -           4
       Fidelity Magellan                         33,857    402,526          -             7          3
Fidelity Investment Advisory Group:
       Fidelity Magellan                        798,988     67,638          -            32         27
       Capital Preservation Fund                 70,663      7,352          -            19         24
       PBHG Growth                               80,294       -             -            23          -
       Strong Government Securities             212,739     29,507          -            22         30
                                           ============ ==========    =============  =========== =======

                                                                      Schedule 6
                                                                      ----------
                  Item 27e - Schedule of Nonexempt Transactions
                  ---------------------------------------------

                                   1996 - NONE
                                   1995 - NONE

See accompanying independent auditors' report.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          SMITHWAY MOTOR XPRESS, INC. 401(K)
                                          RETIREMENT SAVINGS AND INVESTMENT PLAN

Date: 7/14/97
      -------


                                          By:/s/ Tom Nelson
                                             -----------------------------------
                                             Tom Nelson, Administrator